March 24, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro, S.A. de C.V.
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; Form 6-K filed October 26, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of Vitro, S.A. de C.V. ("Vitro" or the "Company"), set forth below are responses to questions raised by the Staff of the Securities and Exchange Commission (the "SEC", the "Commission", the "Staff" or the "SEC Staff") on the conference call held March 20, 2006, related to Vitro’s Form 20-F/A for the fiscal year ended December 31, 2004 (the "Form 20-F"). This letter is also being filed on EDGAR. Additionally, five copies of this letter are being delivered to you by hand.

Any references in this response letter to page numbers and captioned sections refer to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of the United Mexican States (Mexico). References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2004, the exchange rate used in preparing the Company’s consolidated financial statements was 11.1495 pesos per U.S. dollar.

For convenience, we have included the SEC Staff's questions in italics below followed by Vitro's response. Vitro believes that it has replied to the SEC Staff's comments and inquiries in full.

The material enclosed with the hand delivered response letter supplementally has been provided to the SEC Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with these rules, we respectfully request that these materials be returned promptly following the completion of their review by the SEC staff.

The Company has deferred notice of its annual shareholders meeting to allow for the pending resolution of any remaining SEC comments. The Company intends to publish the notice of the annual shareholders meeting as soon as the SEC Staff concludes its review, but in any event not later than on April 7, 2006. According to the Mexican Securities Market Law and the General Law of Corporations, on the date such notice is made, the financial statements of the Company, among other relevant documents, should be made available for all of its shareholders, and accordingly, the Company plans on filing its Mexican GAAP financial statements on April 27, 2006. In light of this timing, the Company respectfully request to schedule a teleconference with the SEC Staff as soon as practicable to confirm there are no remaining issues or to resolve any remaining issues expeditiously.

Form 20-F for the Fiscal Year Ended December 31, 2004

1. In connection with the Mexican accounting treatment on the sale of Vitro OCF, Ampolletas and Bosco, the Staff has requested that the Company prepare a qualitative analysis of the sale of businesses, supporting that their presentation as a discontinued operation is not appropriate as well as an explanation as to why the use of Bulletin B-5 was appropriate when performing the quantitative analysis required by paragraph 105 of Bulletin C-15:

Response:

As requested by the Staff to assist in their analysis, the Company attaches hereto on a supplemental basis an English translation of selected paragraphs of Mexican Bulletin C-15, "Impairment of Long-lived Assets and Their Disposal", specifically those paragraphs related to discontinued operations. The Company continues to believe that the significance of an activity relates solely to relative importance of the activities of the operations being discontinued. Based on the Company's interpretation of Mexican GAAP, which has been confirmed by its external auditors, the analysis appropriately excludes the gain or loss on the sale of the discontinued operation. The Company firmly believes that an activity not accounted for as a discontinued operation under Mexican GAAP due to its insignificance does not subsequently become subject to discontinued operations accounting as a result of a significant gain or loss on its disposition.

The Company's reference to Mexican Bulletin B-5, "Segment Information" in its previous response was intended solely to reinforce the basis of the Company's conclusion that the measurement of the significance of an activity is based on the relative importance of the activities of the operations and does not take into account the gain or loss on the sale of the activity. In other words, an activity that does not qualify as a reportable segment due to the quantitative criteria established in Bulletin B-5 would not subsequently become a reportable segment upon its disposition if the gain or loss on the sale of the activity were significant. The Company did not intend to suggest that the 10% threshold mentioned in Bulletin B-5 is necessarily an appropriate measure to determine the significance of a discontinued operation.

Nevertheless, paragraph 21 of Mexican Bulletin A-6, "Materiality", defines significance for purposes of evaluating the relative importance of transactions and events of entities. That paragraph states:

There exist parameters in current business practice that are frequently used to distinguish and evaluate the significance of certain events or transactions of entities. In view of these practices, the Accounting Principles Commission points out, for purposes of guidance, that depending on the circumstances, as long as adequate comparative bases are taken, items less than 5% may be considered to be insignificant; from 5% to 10% some may be considered significant and others not; and finally items greater than 10% generally may have a significant impact on financial information.

The guidance above establishes that absent specific materiality guidelines in a particular standard such as Bulletin C-15, the criteria found in Bulletin A-6 should be used.

The Company respectfully reiterates its position, as set forth in its response to Comment 8 in previous response letter dated March 10, 2006, that Mexican GAAP does not require aggregation of individually insignificant discontinued activities to determine whether the activities are significant and require treatment as discontinued operations as specified within paragraph 106 of Bulletin C-15, which states, "to determine if an activity is significant", meaning that the evaluation is performed on an individual basis only.

Paragraph 19 of Bulletin C-15 defines the discontinuance of an operation as, "the process of final interruption of a significant business activity of an entity" and paragraph 105 of Bulletin C-15 establish that "the discontinuation of an operation implies the final interruption of a significant activity of the entity (i.e., no longer manufacturing a product or no longer rendering a service from a line of products or services, disposal of segments, branches or subsidiaries, cash-generating units, etc.) that leads to the sale, abandonment, exchange or return to stockholders of long-lived assets originally intended for use, in addition to other assets and liabilities related to the operation. Therefore, in order to comply with this guidance, the Company performed its analysis of the significance of the disposed businesses without considering the eventual gain or loss on sale or aggregating each entity with the other businesses sold, and instead considered only the significance of the business activity of the relevant businesses.

In addition, as set forth in the Company's response to Comment 8 in its previous response letter dated March 10, 2006, the quantitative analysis of the materiality of business activities for these entities demonstrates that the amounts involved were not significant.

As presented in the Company's previous responses to the SEC, the entities that were disposed of during the periods presented and were consolidated under Mexican GAAP include the following:

Entities disposed of during 2002 and principal activity:
• Ampolletas, S.A. – Manufacture of glass ampoules
• Vitromatic, S.A. de C.V. and subsidiaries – Manufacture of household appliances

Entities disposed of during 2003 and principal activity:
• Envases Cuautitlán, S.A. de C.V. – Manufacture of plastic containers

Entities disposed of during 2004 and principal activity:
• Vitro OCF, S.A. de C.V. – Manufacture of glass fibers
• Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V. – Manufacture of aluminum cans

The primary qualitative factor that the Company evaluated in order to determine that such dispositions should not be presented as a discontinued operation was:

• Did the discontinued businesses play a significant role in the Company's core operations?

Based on such analysis the Company determined that only Vitromatic should be presented as a discontinued operation from a qualitative perspective as it played a significant role in the Company's core business (Vitromatic was a reportable segment of the Company that was classified as a discontinued operation). Other than Vitromatic, the aforementioned businesses were not presented as discontinued operations as their operations were not a significant part of the Company's core business, which was the appropriate standard under the above-referenced Paragraphs 19 and 105 of Bulletin C-15.

In contrast to the treatment under SFAS No. 144, Mexican Bulletin C-15 requires an asset group to be presented as a discontinued operation only if its operations are material to the Company's consolidated operations, considering the qualitative and quantitative circumstances surrounding the activity. Except for Vitromatic, the Company did not present these assets as discontinued operations under Mexican GAAP as the Company does not consider their operations to be qualitatively material.

Additionally, in conducting the qualitative analysis the Company determined that, except for Vitromatic, the relevant businesses share no similarities amongst themselves or with the Company's core business. Furthermore, these businesses are consolidated in different reportable segments of the Company's financials results and they have exposure to different industry risks because they serve divergent markets or customers.

Finally, the Company believes that its consolidated financial statements adequately disclose the total net gains and sales price on disposition in Notes 15 and 18, respectively.

2. In connection with the Company's tax loss carryforwards, the Staff has requested additional support concerning the recoverability analysis of the Ps. 200 million tax on asset carryforward.

Response:

As requested by the SEC Staff, the Company would like to clarify that prior to November 1999, it was not allowed to deduct liabilities owed to financial institutions (i.e. bank loans) for asset tax calculation purposes. In November 1999, the Mexican Supreme Court ruled that the restriction and inability to deduct such financial liabilities was unconstitutional (the "November 1999 Ruling"). On March 13, 2002, pursuant to deed 330-SAT-IV-3-3209/2002, the Mexican Tax Authorities confirmed to the Company that the Company was allowed to deduct the liabilities held with the financial system for asset tax calculation purposes. This settlement was derived from an inquiry made to the Mexican Tax Authorities by the Company in June 1999 (prior to the unconstitutionality ruling). Based on this resolution, the recovery of the asset tax paid in prior years by the Company was considered to be highly probable. The court ruling and related confirmation remained effective as of December 31, 2004, and based on the previous history of recovering asset tax paid in fiscal years 1999, 2000 and 2001 and the fact that no settlements regarding this issue had been denied, the Company considers that the recorded Ps. 200 million of tax on asset carryforward is accurate. Mexican GAAP allows the recognition of this type of asset based on a threshold of highly probable, which as discussed above the Company had met.

In February 2005, the Mexican Supreme Court ruled that the recovery of asset tax carryforwards only applies to asset tax paid after an inquiry regarding this issue is made with the Mexican Tax Authorities (the "February 2005 Ruling"). However, at that time legal counsel advised the Company that there was still a high probability of recovery of asset tax paid, because the February 2005 ruling was not dispositive of the issue and they did not believe that the ruling was applicable to the Company's fact pattern because the Company filed the inquiry to the Mexican Tax Authorities before the November 1999 Ruling.

In June and July of 2005, a definitive Supreme Court ruling was issued, and some judges took the position that the February 2005 Ruling also applied to inquiries made before the November 1999 Ruling. Based on these rulings in June and July of 2005, the Company considered that the tax authorities may challenge the tax refund, and accordingly recorded a reserve, taking a conservative approach over the Ps. 200 million, since (i) the possibility of applying that amount against taxes to be paid in the future expired in 2004, and (ii) the high probability of prevailing in court had been reduced. As of today, there is still no definitive resolution regarding this issue.

The Company would like to further clarify to the SEC Staff that the type one subsequent events that occurred in June and July of 2005, which resulted in the Company reevaluating the probability of recovery of this asset, occurred after the Company had already issued its local Mexican GAAP financial statements. As of the time the Company prepared its 2004 financial statements under Mexican GAAP, the Company and outside legal counsel concluded that it was still a high probability of recovery of the asset tax paid on the basis of all available information at such time and that the accounting treatment for this item was consistent with this conclusion. EITF D-86, "Issuance of Financial Statements," states the following, regarding the official issuance date of financial statements,

"The staff believes that financial statements are "issued" as of the date they are distributed for general use and reliance in a form and format that complies with generally accepted accounting principles (GAAP) and, in the case of annual financial statements, that contain an audit report that indicates that the auditors have complied with generally accepted auditing standards (GAAS) in completing their audit. Issuance of financial statements then would generally be the earlier of when the annual or quarterly financial statements are widely distributed to all shareholders and other financial statement users."

The EITF further states,

"All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence."

As the Company had already issued its audited Mexican GAAP financial statements to all shareholders and other financial statement users, the type one subsequent events that occurred in June and July were not required to be reflected in the Company's Mexican GAAP financial statements. Even though the Company recorded the increase in the valuation allowance regarding this asset, it did not adjust its previously issued 2004 financial statements for this matter, which is supported by the guidance found in the EITF discussed above.

In contrast to the outcome under Mexican GAAP outlined above, for U.S. GAAP purposes, the Company has reevaluated its previous conclusion and has determined that the Ps. 200 million tax on asset should have been fully reserved as of December 31, 2004, based on existing interpretations of US GAAP for contingent tax assets, specifically related to legal settlements. The threshold for U.S. GAAP is higher than that of Mexican GAAP when analyzing the realizability of an asset related to a positive legal ruling. In accordance with interpretations of US GAAP, contingent tax assets resulting from legal settlements generally cannot be recognized in income until cash or other forms of payment are received, such that realization is assured beyond a reasonable doubt.

In accordance with interpretations of US GAAP, we must evaluate the asset tax for potential impairment as discussed above, as the ultimate resolution of the legal proceeding with the Mexican Tax Authorities and eventual recovery of asset tax will be resolved upon the resolution of future events. As mentioned above, contingent tax assets resulting from legal settlements generally cannot be recognized until cash or other forms of payment are received. The standard for recognition of gain contingencies is substantially higher than the standard for recognition of loss contingencies. The notion of "probable" is relevant in accounting for a loss contingency, but is not relevant in accounting for a gain contingency. The relevant application for recognizing a gain contingency is that realization is assured beyond a reasonable doubt. Therefore, substantially all uncertainties, if any, about the timing and amount of realization of contingent tax assets should be resolved prior to recognition in the financial statements. As substantially all uncertainties related to the timing of the reimbursement related to this matter were not eliminated, the Company will create a valuation allowance for the full amount of the asset tax that expired in the Company's restated U.S. GAAP financial statements when the Company files an amended version of the 2004 20-F.

There is precedent for reaching different conclusions under U.S. GAAP compared to Mexican GAAP for the recovery of taxes paid outlined above, based on our review of other SEC filings. Under U.S. GAAP (i) the recovery of such taxes is not recorded until the cash is received and (ii) the recoverable income tax asset is considered a gain contingency. Under Mexican GAAP the item is recorded as a recoverable income tax asset as the threshold is based on the definition of highly probable.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the SEC Staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC Staff to attempt to arrange a call.

Very truly yours,

/s/ Howard Kelberg
Howard Kelberg

cc:

Securities and Exchange Commission:
Tracey Houser
Vitro, S.A. de C.V.:
Claudio Del Valle Cabello Alejandro F. Sanchez Mujica
Deloitte:
Ernesto Cruz William Biese